UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                   AMERICAN RESIDENTIAL INVESTMENT TRUST, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    02926T103
                         ------------------------------
                                 (CUSIP Number)

     David Nierenberg, The D3 Family Fund, 19605 NE 8th St., Camas, WA  98607
                                360-604-8600
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                  March 3, 2004
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 02926T103                                                 Page 2 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Funds, LP. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              924,002 (11.8%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              924,002
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,340,700 shares (17.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 02926T103                                                 Page 3 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Family Retirement Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              286,986 (3.7%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              286,986
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,340,700 shares (17.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 02926T103                                                 Page 4 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Children's Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              65,800 (0.8%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              65,800
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,340,700 shares (17.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 --------------

CUSIP No. 02926T103                                                 Page 5 of 13

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The D3 Offshore Fund, L.P. (David Nierenberg is President of the General Partner, which is Nierenberg Investment Management Company.)
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [ X ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY
      --------------------------------------------------------------------------

 4)   SOURCE OF FUNDS

      WC
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER
      NUMBER OF
                              63,912 (0.8%)
      SHARES                  --------------------------------------------------

      BENEFICIALLY        8)  SHARED VOTING POWER

      OWNED BY                0
                              --------------------------------------------------
      EACH
                          9)  SOLE DISPOSITIVE POWER
      REPORTING
                              63,912
      PERSON                  --------------------------------------------------

      WITH               10)  SHARED DISPOSITIVE POWER

                              0
                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Aggregate amount owned is 1,340,700 shares (17.1%)
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.1%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      PN
      --------------------------------------------------------------------------

                                                                    Page 6 of 13
Item 1.  Security and Issuer

         Common stock of AMERICAN RESIDENTIAL INVESTMENT TRUST, INC. (INV) 10421 WATERIDGE CIRCLE, SUITE 250, SAN DIEGO, CA 92121

Item 2.  Identity and Background

         The D3 Family Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

We have known INV's CEO John Robbins for three years, having worked together as fellow outside directors of Garden Fresh Restaurant Corp (LTUS-NASDAQ). From that collaboration we have developed a high regard for his capabilities as a CEO, businessman, entrepreneur, and corporate director.

With this investment we become the company's largest shareholder. We have done this both because of our enthusiasm for John Robbins' leadership and his experienced, capable management team, and also because we are convinced that INV is significantly undervalued today. For example, on December 31, 2003, INV's book value per share was $11.24 and each INV share was backed up by $5.91 in cash, almost all of it unencumbered. Most other firms in the industry trade at a premium to, even a multiple of, book value, rather than at a discount from it. Moreover we expect that both INV's book value and cash per share will grow in the future as the company liquidates its original REIT business and cost effectively invests instead in expanding its mortgage origination business through product line extension and entry into new geographic markets.

We believe that these initiatives will continue the company's rapid profitable growth of the last several years, even as interest rates increase. Therefore we expect that those of us who hold the shares over the next 3-5 years are likely to be rewarded with a substantial increase in the company's share price.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Fund, L.P. owns, and has sole voting and dispositive power over, 924,002 common shares of INV.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/03/04                 755,852                  9.50


         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 2004                             /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Family Fund, L.P.

                                                                    Page 8 of 13
Item 1.  Security and Issuer

         Common stock of AMERICAN RESIDENTIAL INVESTMENT TRUST, INC. (INV) 10421 WATERIDGE CIRCLE, SUITE 250, SAN DIEGO, CA 92121

Item 2.  Identity and Background

         The D3 Family Retirement Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

We have known INV's CEO John Robbins for three years, having worked together as fellow outside directors of Garden Fresh Restaurant Corp (LTUS-NASDAQ). From that collaboration we have developed a high regard for his capabilities as a CEO, businessman, entrepreneur, and corporate director.

With this investment we become the company's largest shareholder. We have done this both because of our enthusiasm for John Robbins' leadership and his experienced, capable management team, and also because we are convinced that INV is significantly undervalued today. For example, on December 31, 2003, INV's book value per share was $11.24 and each INV share was backed up by $5.91 in cash, almost all of it unencumbered. Most other firms in the industry trade at a premium to, even a multiple of, book value, rather than at a discount from it. Moreover we expect that both INV's book value and cash per share will grow in the future as the company liquidates its original REIT business and cost effectively invests instead in expanding its mortgage origination business through product line extension and entry into new geographic markets.

We believe that these initiatives will continue the company's rapid profitable growth of the last several years, even as interest rates increase. Therefore we expect that those of us who hold the shares over the next 3-5 years are likely to be rewarded with a substantial increase in the company's share price.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Family Retirement Fund, LP owns, and has sole voting and dispositive power over, 286,986 common shares of INV.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/03/04                 235,111                  9.50


         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 2004                         /s/ DAVID NIERENBERG
-------------------                     ------------------------------------
      Date                              David Nierenberg
                                        President
                                        Nierenberg Investment Management
                                          Company, Inc., the General Partner
                                          Of The D3 Family Retirement Fund, L.P.

                                                                   Page 10 of 13
Item 1.  Security and Issuer

         Common stock of AMERICAN RESIDENTIAL INVESTMENT TRUST, INC. (INV) 10421 WATERIDGE CIRCLE, SUITE 250, SAN DIEGO, CA 92121

Item 2.  Identity and Background

         The D3 Children's Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

We have known INV's CEO John Robbins for three years, having worked together as fellow outside directors of Garden Fresh Restaurant Corp (LTUS-NASDAQ). From that collaboration we have developed a high regard for his capabilities as a CEO, businessman, entrepreneur, and corporate director.

With this investment we become the company's largest shareholder. We have done this both because of our enthusiasm for John Robbins' leadership and his experienced, capable management team, and also because we are convinced that INV is significantly undervalued today. For example, on December 31, 2003, INV's book value per share was $11.24 and each INV share was backed up by $5.91 in cash, almost all of it unencumbered. Most other firms in the industry trade at a premium to, even a multiple of, book value, rather than at a discount from it. Moreover we expect that both INV's book value and cash per share will grow in the future as the company liquidates its original REIT business and cost effectively invests instead in expanding its mortgage origination business through product line extension and entry into new geographic markets.

We believe that these initiatives will continue the company's rapid profitable growth of the last several years, even as interest rates increase. Therefore we expect that those of us who hold the shares over the next 3-5 years are likely to be rewarded with a substantial increase in the company's share price.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Children's Fund, LP owns, and has sole voting and dispositive power over, 65,800 common shares of INV.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/04/04                 55,265                   9.50

         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 2004                             /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Children's Fund, L.P.

                                                                   Page 12 of 13
Item 1.  Security and Issuer

         Common stock of AMERICAN RESIDENTIAL INVESTMENT TRUST, INC. (INV) 10421 WATERIDGE CIRCLE, SUITE 250, SAN DIEGO, CA 92121

Item 2.  Identity and Background

         The D3 Offshore Fund, L.P., a Washington State partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings.

Item 3.  Source and Amount of Funds or Other Consideration

         Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

We have known INV's CEO John Robbins for three years, having worked together as fellow outside directors of Garden Fresh Restaurant Corp (LTUS-NASDAQ). From that collaboration we have developed a high regard for his capabilities as a CEO, businessman, entrepreneur, and corporate director.

With this investment we become the company's largest shareholder. We have done this both because of our enthusiasm for John Robbins' leadership and his experienced, capable management team, and also because we are convinced that INV is significantly undervalued today. For example, on December 31, 2003, INV's book value per share was $11.24 and each INV share was backed up by $5.91 in cash, almost all of it unencumbered. Most other firms in the industry trade at a premium to, even a multiple of, book value, rather than at a discount from it. Moreover we expect that both INV's book value and cash per share will grow in the future as the company liquidates its original REIT business and cost effectively invests instead in expanding its mortgage origination business through product line extension and entry into new geographic markets.

We believe that these initiatives will continue the company's rapid profitable growth of the last several years, even as interest rates increase. Therefore we expect that those of us who hold the shares over the next 3-5 years are likely to be rewarded with a substantial increase in the company's share price.

Item 5.  Interest in Securities of the Issuer

         (a, b) D3 Offshore Fund, LP owns, and has sole voting and dispositive power over, 63,912 common shares of INV.

         (c) Transactions in the last 60 days

         DATE                    SHARES                  PRICE
        -------------------------------------------------------
        03/03/04                 53,772                   9.50


         (d)    N/A

         (e)    N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               N/A

Item 7.  Material to be Filed as Exhibits

               N/A


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 2004                             /s/ DAVID NIERENBERG
-------------------                         ------------------------------------
      Date                                  David Nierenberg
                                            President
                                            Nierenberg Investment Management
                                              Company, Inc., the General Partner
                                              Of The D3 Offshore Fund, L.P.